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                                   EXHIBIT 20


                           STUART ENTERTAINMENT, INC.


                                              CONTACT:  Paul Tunink 712-323-1488

FOR IMMEDIATE RELEASE:

TWO CHARITABLE GAMING GIANTS TO JOIN FORCES--
STUART ENTERTAINMENT AGREES TO ACQUIRE TRADE PRODUCTS, INC.

COUNCIL BLUFFS, IOWA, April 19, 1996--Stuart Entertainment, Inc./dba Bingo King (NASDAQ/STUA) announced today the signing of a letter of intent to acquire Trade Products, Inc. for $38 million. Trade Products, a privately held company based in Seattle, is the nation's largest maker and marketer of charitable gaming tickets, with 1995 sales of more than $35 million.

"This acquisition is an outstanding strategic fit and will offer significant synergistic opportunities," said Al Barber, vice chairman and chief executive officer of Stuart Entertainment. "The combined entity will be the unprecedented worldwide market leader in two related businesses, charitable gaming tickets and bingo-related products and supplies. We project that Trade Products will make an immediate contribution to earnings."

Barber added that combining the resources of both companies will provide greater opportunities for new product development and strongly position the company to capitalize on emerging markets. The acquisition is subject to a definitive agreement which is anticipated to be completed no later than June 30, 1996. The acquisition is expected to be funded through either bank financing or the placement of senior or subordinated debt.

Harry Poll, chairman and chief executive officer of Trade Products, added, "We have spent quite a bit of time looking for the best business partner. The two companies' business philosophies are very compatible, and we are convinced that the respective management teams will have a solid working relationship."

Both companies have a long and successful history as leaders in the charitable gaming industry. Stuart Entertainment, the only publicly traded bingo manufacturer in North America, has roots that go back to 1948 and holds more gaming related licenses in more jurisdictions than any other manufacturer in the industry. Trade Products has been in existence since 1974 and produces more than 2.3 billion charitable gaming tickets annually. Trade Products' emphasis on quality, security, customer service and game innovation has made it the industry leader in charitable gaming tickets for many years.




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Ron Rudy, Trade Products' president and chief operating officer commented, "We are confident that joining forces with Bingo King offers significant growth opportunities in the global market place. The time is right to combine Trade Products' unique strengths with Stuart Entertainment."

Tim Stuart, Stuart Entertainment president and chief operating officer, summed up the feelings of both companies, noting, "This is an excellent marriage. The combined company will capitalize on the proven strengths of each organization, enhancing both companies' distribution networks. We are especially pleased that Trade Products' excellent employees, who have enjoyed so much success over the years, will be joining the Stuart Entertainment family," he added.

Stuart Entertainment is the world's largest manufacturer of bingo paper, ink markers and related gaming equipment and supplies, with locations in the United States, Canada and Mexico. Its subsidiaries include Bazaar & Novelty, Canada's largest supplier of bingo paper and related supplies, and Video King, a major supplier of electronic gaming systems located in Littleton, CO.